FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: January 14, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Press Release dated January 14, 2009

EXHIBIT 1

Banro Corporation

PRESS RELEASE

BANRO INCREASES MEASURED AND INDICATED MINERAL
RESOURCES AT TWANGIZA BY 49.7% TO 5.6 MILLION OUNCES
OF GOLD

Toronto, Canada – January 14, 2009 - Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA” TSX - “BAA”) is pleased to announce updated independent Mineral Resource estimates for its wholly-owned Twangiza project in the Democratic Republic of the Congo (the “DRC”).

Highlight:

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Measured and Indicated Mineral Resources have increased by 49.7% to 5,600,000 ounces of gold (107.5 million tonnes grading 1.6 g/t Au) compared with the resource update announced by Banro in its press release dated July 7, 2008 of 3,740,000 ounces of gold (59.2 million tonnes grading 1.96 g/t Au), as part of the Twangiza pre-feasibility study. The new estimate also represents an increase of 44.6% in Measured and Indicated Resources over the resource update announced by the Company on January 15, 2008.

SRK Consulting (UK) Limited (“SRK”) prepared the updated independent Mineral Resource estimates for Twangiza, which are set out in Table I below.

SRK’s estimates are based on drilling data available as at November 19, 2008 and followed a review, analysis, interpretation and estimation led by Martin Pittuck, C.Eng, who is an employee of SRK and the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these estimates.

SRK has visited the site to review data collection procedures and geological interpretations. Subsequently, the updated databases have been supplied by Banro and a 3D wireframed geological model created to account for the differences in the metal recoveries and densities within the different geological units. SRK has created an updated mineralisation wireframe which has been used to generate block estimates using geostatistical techniques. A review of the geological and grade continuity was then undertaken to supplement the review of data quality in order to confer Mineral Resource Classification Categories to reflect the variable sample coverage.

SRK’s Mineral Resource estimates use the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves and are reported in accordance with National Instrument 43-101 requirements. The effective date of these estimates is January 9, 2009, and these estimates are based on a cut-off grade of 0.5 g/t gold. The Mineral Resources are considered to have reasonable prospects for economic extraction by open pit mining and have been restricted to an optimum pit shell using a US$1,000/oz gold price.

Table I

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Measured	17,200,000	2.40	1,320,000
Indicated	90,300,000	1.50	4,280,000
Measured & Indicated	107,500,000	1.60	5,600,000

Inferred	8,200,000	1.70	400,000

(Using a 0.5 g/t Au cut-off).

Table II below summarizes the estimated Mineral Resources at Twangiza in terms of oxide, transitional and fresh rock (sulphide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(g/t Au)			(g/t Au)
Oxide	17,900,000	2.30	1,300,000	1,700,000	3.10	200,000
Transition	18,500,000	1.90	1,140,000	1,200,000	1.40	100,000
Fresh	71,100,000	1.40	3,160,000	5,300,000	1.30	100,000
Total	107,500,000	1.60	5,600,000	8,200,000	1.70	400,000

(Using a 0.5 g/t Au cut-off).

The above estimated Mineral Resources are found within three deposits: Twangiza Main, which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resources. Both Twangiza Main and Twangiza North are open at depth.

The infill drilling program completed since the previous estimates of July 2008 has targeted Inferred Resources within the pre-feasibility limiting pit shell and confirmed the geometry of the mineralized bodies. This infill drilling and the inclusion of 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 but excluded from the previous estimates, has also increased confidence in the estimates at depth. SRK’s updated model is slightly wider than the pre-feasibility model incorporating additional low grade material and therefore producing a slightly lower grade than the previous model. Changes in estimation parameters have influenced the estimation of block grades to a small extent with more samples being used in the current estimation.

SRK has reported the Mineral Resources using a block cut-off grade of 0.5 g/t Au to reflect the technical and economic parameters used in the ongoing full feasibility study and is consistent with the pre-feasibility study. The increased resource at Twangiza Main is mostly in the Indicated fresh rock material. Reconciliation work between the pre-feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

SRK has applied high grade capping during the estimation process as consistent with the pre-feasibility model: in the oxide and transitional domains SRK has capped to 20 g/t Au and 25 g/t Au respectively and to 10 g/t Au in the fresh domain.

In assessing the Inferred Mineral Resource estimate, SRK notes: “Given the importance associated with the lithological model, SRK has updated and in some places reinterpreted the lithological model for the deposit; SRK would recommend further work be completed to further define the syncline structure to the east of the Twangiza Main deposit... A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extension.”

Commenting on these results at Twangiza, Mike Prinsloo, President and C.E.O. of the Company, said: “We are very pleased by the significant increase in Measured and Indicated Mineral Resources of 49.7% which has resulted from the Company’s successful infill drilling program at the Twangiza Main and Twangiza North deposits over the past nine months. These new resources will be included in the full feasibility study which we expect to complete within the next two weeks and which are anticipated to generate an increase in the life of mining operations and total gold recovered from the Twangiza project.”

The mineralized sections of the Twangiza North and Twangiza Main deposits are hosted within a series of mineralized feldspar porphyry sills and weakly metamorphosed, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to minus 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa (which are both independent of the Company) where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated August 13, 2008, and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Persons

Martin Pittuck, an employee of SRK, is the “qualified person” (as such term is defined in National Instrument 43-101) who is responsible for the Mineral Resource estimates disclosed in this press release. Mr. Pittuck has reviewed and approved the contents of this press release.

Banro’s exploration programs are managed by Banro’s Vice President, Exploration, Mr. Daniel Bansah, who is a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources or estimated mineral reserves, the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets, changes in equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.